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Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION OF
CHRISTOPHER & BANKS CORPORATION

    The undersigned, being the Chief Executive Officer of Christopher & Banks Corporation, a Delaware corporation (the "Corporation"), certifies that the following resolution was duly adopted by the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote at the August 1, 2001 Annual Meeting of the Shareholders of the Corporation, pursuant to Section 242 of the Delaware Business Corporation Law.

  RESOLVED:

      Article Four of the Corporation's Restated Certificate of Incorporation is amended to read as follows:

      "FOURTH: The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is seventy-five million (75,000,000) shares, of which (a) one million (1,000,000) shares shall be undesignated preferred stock having a par value of $0.01 per share (the "Preferred Stock"), and (b) seventy-four million (74,000,000) shares shall be common stock with the par value of $0.01 per share (the "Common Stock")."

  RESOLVED
  FURTHER:

      The officers of the Corporation be and they hereby are authorized and directed to do such acts and things as they may deem necessary or desirable to give effect to this amendment and to carry out the intent and purpose of this resolution.

    IN WITNESS WHEREOF, the undersigned have executed this Certificate of Amendment this 1st day of August, 2001.

CHRISTOPHER & BANKS CORPORATION
/s/ William J. Prange

William J. Prange Chief Executive Officer
Attest:
/s/ Andrew K. Moller

Andrew K. Moller Senior Vice President and Chief Financial Officer

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  Exhibit 3.1
CERTIFICATE OF AMENDMENT OF RESTATED CERTIFICATE OF INCORPORATION OF CHRISTOPHER & BANKS CORPORATION